China Advanced Construction Materials Group, Inc.

North West Fourth Ring Road

Yingu Mansion Suite 1708

Haidian District Beijing,

People’s Republic of China 100190

+86 10 82525361

August 31, 2018

VIA EMAIL AND MAIL

Asia Timmons-Pierce

Special Counsel

Office of Manufacturing and Construction

Re:	China Advanced Construction Materials Group, Inc./Cayman
Registration Statement on Form F-4
Filed July 24, 2018
File No. 333-226308

Dear Ms. Timmons-Pierce:

This letter is in response to the letter dated August 20, 2018 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to China Advanced Construction Materials Group, Inc. (the “Company”, “we” or “our”), an exempt company formed under the laws of Cayman Islands. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-4/A submitted accompanying this Response Letter is referred to as Amendment No.1.

Director Compensation, page 26

1. Provide the information specified in paragraph (r)(2) of Item 402 of Regulation S-K concerning the compensation of the directors for your last completed fiscal year, that is, 2018. See Item 11 of Schedule 14A.

Response: In response to the Staff’s comments, the Company included the directors’ compensation information for the fiscal year ended June 30, 2018 on page 26 of Amendment No. 1.

Summary Executive Compensation Table, page 27

2. Provide the information specified in paragraph (n)(2) of Item 402 of Regulation S-K concerning the compensation of the named executive officers for your last two completed fiscal years, that is, 2018 and 2017. See Item 11 of Schedule 14A.

Response: In response to the Staff’s comments, we included the named executive officers’ compensation information for the fiscal years ended June 30, 2018 and 2017 on page 27 of Amendment No. 1.

Transactions with Related Party, page 30

3. Please disclose the material terms of your agreement with Beijing Lianlv Technical Group Ltd. and file the agreement as an exhibit to your registration statement. See Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, we included the material terms of your agreement with Beijing Lianlv Technical Group Ltd on page 30 of Amendment No. 1 and included the unofficial English translation of the agreement as an exhibit.

Where You Can Find Additional Information, page 53

4. Under a separate caption, incorporate by reference your latest annual report on Form 10-K and the other reports specified by Item 11(a)(2) of Form F-4. Additionally, provide the disclosure specified by Item 11(b) of Form F-4.

Response: In response to the Staff’s comments, we incorporated by reference our annual report on Form 10-K for the fiscal year ended June 30, 20017 and included additional disclosure specified by Item 11(b) of Form F-4 on page 53 of Amendment No. 1.

Signatures, page II-3

5. The registration statement must be signed also by your principal accounting officer or controller. Further, any person who occupies more than one of the specified offices, for example, principal financial officer and principal accounting officer or controller, must indicate each capacity in which he signs the registration statement. See Instructions 1 and 2 for signatures on Form F-4, and revise.

Response: In response to the Staff’s comments, the Company has revised the signature page accordingly.

General

6. To the extent that our comments on the Form F-4 are applicable to the preliminary proxy statement, please make conforming changes.

Response: The Company has made  corresponding changes to the preliminary proxy statement.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Joan Wu, Esq. of Hunter Taubman Fischer & Li LLC, at (212) 732-7184.

Sincerely,

By:	/s/ Xianfu Han
Chief Executive Officer

China Advanced Construction Materials Group, Inc.

cc:	Joan Wu, Esq.